Exhibit 12.1
WHITING PETROLEUM CORPORATION
FORM S-4 REGISTRATION STATEMENT
Calculation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Nine
	Months
	Ended
	September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Fixed Charges:
Interest Expensed	$20,404	$11,800	$7,867	$10,867	$10,233	$7,549
Interest Capitalized	—	200	—	—	210	—
Amortized Premiums, Discounts and Capitalized Expenses Related to Indebtedness	4,614	4,056	1,310	71	—	—
Estimate of Interest Within Rental Expense	229	182	209	183	165	105
Preference Security Dividend Requirements of Subs			—	—	—	—

Total Fixed Charges	$25,247	$16,238	$9,386	$11,121	$10,608	$7,654

Earnings:
Pre-tax Income from Continuing Operations	$136,116	$114,005	$36,139	$11,952	$54,337	$45,361
Fixed Charges (above)	25,247	16,238	9,386	11,121	10,608	7,654
Amortization of Capitalized Interest	31	21	21	21	—	—
Distributed Income of Equity Investees	201	—	—	—	—	—
Whiting Share of Pre-tax losses of Equity Investees		—	—	—	—	—
Less Interest Capitalized		(200)	—	—	(210)	—
Preference Security Dividend Requirements of Subs		—	—	—	—	—
Minority Interest in Pre-tax income of Subs	(150)	—	—	—	—	—
Total earnings	$161,595	$130,064	$45,546	$23,094	$64,735	$53,015

Ratio of Earnings to Fixed Charges (unaudited)	6.40	8.01	4.85	2.08	6.10	6.93